[LOGO]                                            ICICI BANK

                                           AUDITED FINANCIAL RESULTS
                                   FOR THE HALF-YEAR ENDED SEPTEMBER 30, 2001

                                                                                                      (Rupees in crores)
                                                            Three months ended                Half-year ended
 Sr.                                                         ----------------------       -------------------------    Year ended
 No.                      Particulars                        Sept 30,     Sept 30,          Sept 30,       Sept 30,      Mar 31,
                                                                2001         2000              2001           2000         2001
       --------------------------------------------------------------------------------------------------------------------------
  1.   Interest earned (a)+(b)+(c)+(d)                         464.69        287.34          933.00         570.90     1,242.13
       a)       Interest/discount on advances/bills            195.20        131.35          384.86         249.85       570.91
       b)       Income on investments                          243.55        124.78          482.59         251.71       555.73
       c)       Interest on balances with Reserve Bank
                  of India and other interbank funds            23.21         30.68           56.12          67.87       108.67
       d)       Others                                           2.73          0.53            9.43           1.47         6.82

  2.   Other Income                                             95.11         34.12          222.29          65.35       220.01
       A)  TOTAL INCOME (1) + (2)                              559.80        321.46         1155.29         636.25     1,462.14

  3.   Interest Expended                                       323.58        191.36          642.19         389.55       837.67

  4.   Operating Expenses (e) + (f)                            139.26         71.56          277.47         126.29       334.30
       e)       Payments to and provisions for employees        34.36         11.29           67.08          23.32        51.71
       f)       Other operating expenses                       104.90         60.27          210.39         102.97       282.59

       B)    TOTAL EXPENDITURE (3) + (4)
              (excluding provisions and contingencies)         462.84        262.92          919.66         515.84     1,171.97

  5.   OPERATING PROFIT                                         96.96         58.54          235.63         120.41       290.17
       (A-B)
       (Profit before Provisions and Contingencies)

  6.   Other provisions and contingencies (net)                  1.25         22.43           46.91          36.50        63.65

  7.   Provision for taxes                                      29.56          6.05           57.32          13.71        65.42

  8.   Net Profit (5-6-7)                                       66.15         30.06          131.40          70.20       161.10

  9.   Paid-up equity share capital                            220.36        196.82          220.36         196.82       220.36

 10.   Reserves excluding revaluation                         1223.66       1022.89         1223.66        1022.89     1,092.26
       reserves

 11.   Analytical Ratios

       (i) Percentage of shares held by Government of              ..            ..            ..             ..             ..
           India

       (ii) Capital Adequacy Ratio                              13.00%        17.59%          13.00%         17.59%       11.57%
       (iii) Earnings per share for the period/year (in
             Rs.) (basic and diluted)                            3.00          1.53            5.96           3.57         8.13

 12.   Aggregate of Non-Promoter Shareholding

       o        No. of shares                               118962731      74313080       118962731       74313080 11,68,16,231

       o        Percentage of shareholding                      53.99         37.76           53.99          37.76        53.01


------------------
Notes:

1. The results for the current year include the results of erstwhile Bank of Madura on their merger with us effective March 10, 2001. The results are not therefore comparable with earlier periods

2.   Provision for taxes has been arrived at as per Accounting Standard 22

3. Net non-performing assets to net advances (including credit substitutes) is 1.41 % (Year ended March 31, 2001 1.44 %)

4. Bank has raised subordinated debt towards Tier II capital for Rs. 227 crores in July 2001

Financial results under US GAAP accounting
               (Rupees in crores)

                                                                                                      (Rupees in crores)
                                                               Three months ended              Half-year ended          Year ended
                                                                  (unaudited)                     (unaudited)           (unaudited)
 Sr.                                                         ----------------------       -------------------------    -------------
 No.                      Particulars                        Sept 30,     Sept 30,          Sept 30,       Sept 30,      Mar 31,
                                                                2001         2000              2001           2000         2001
---------------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                        57.26         16.08          113.46          60.68      130.84
Reconciliation between US GAAP and Accounting Standards followed in India
Profit under Indian GAAP                                        66.15         30.06          131.40          70.20      161.10
Deferred taxation                                               13.56         17.30            9.32          18.40       44.21
Loan impairment                                               (16.60)        (2.67)         (18.80)         (6.63)     (39.53)
Mark to Market impact on investments                           (6.78)       (32.17)          (8.99)        (28.28)     (40.59)
ADR Issue expenditure charged to P & L A/c                       3.06          2.93            5.61           5.38       10.47
Others                                                         (2.13)          0.63          (5.08)           1.61      (4.82)
Profit under US GAAP                                            57.26         16.08          113.46          60.68      130.84


The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on October 25 2001


                                                              H.N.Sinor
Place: Mumbai                                             Managing Director &
Date:  October 25 2001                                      Chief Executive
                                                               Officer